NEWS RELEASE

Fortuna Reports Results for the First Quarter of 2025

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, May 7, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the first quarter of 2025.

(Results from the Company’s San Jose Mine have been excluded from its Q1 2025 continuing results, along with the comparative figures due to the classification of the asset as held for sale as at March 31, 2025.)

First Quarter 2025 Highlights

Cash and Cashflow

●Record free cash flow1 from ongoing operations of $111.3 million in Q1, a quarter over quarter (“QoQ”) increase of 30%. QoQ free cash flow margin over sales improved to 38% from 31%
●Net cash from operations before working capital of $138.1 million or $0.45 per share. Adjusting for cash outflows related to discontinued operations of $8.6 million, net cash from operations before working capital was $146.7 million, a QoQ increase of 4%
●Quarter-end cash and short-term investments of $309.4 million, a QoQ increase of $78.1 million from strong growth in free cash flow
●Liquidity was $459.4 million, and the Company increased its positive net cash1 position to $136.9 million (including short-term investments), from $58.8 million in Q4 2024

Profitability

●Attributable net income from continuing operations of $61.7 million or $0.20 per share, a QoQ increase of $0.13 per share
●Attributable adjusted net income1 of $62.1 million or $0.20 per share, a QoQ increase of $0.08 per share

Return to Shareholders

●Returned $4.2 million to shareholders in Q1 through the repurchase of 0.9 million shares

Operational

●Gold equivalent production (“GEO”) of 103,459 ounces3 in Q1
●Consolidated cash cost per GEO1 from continuing operations of $929 in Q1, down from $1,015 in Q4 2024 (excluding San Jose from the comparative period cash cost is up from $888 in Q4 2024)
●Consolidated AISC per GEO1 from continuing operations of $1,640 for Q1 down from $1,772 in Q4 2024 (excluding San Jose from the comparative period AISC is down from $1,690 in Q4 2024)

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Excluding letters of credit

3 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.; $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q4 2024; $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q1 2024

●	Safety performance indicator for TRIFR down to 0.98 compared to 1.33 in Q4 2024. The Company had zero lost time injuries. Despite sustained improvement in safety indicators, the Company reported the fatal accident of a sub-contractor employee at the Séguéla Mine in February. Fortuna remains fully committed to a zero-harm work environment

Growth and Business Development

●	At the Kingfisher prospect at the Séguéla Mine the Company intersected 7.2 g/t gold over 31.5 meters. For full details refer to our News Release titled “Fortuna intersects 7.2g/t Au over 31.5 meter at Kingfisher , Séguéla Mine, Côte d’Ivoire” dated March 13, 2025”
●	In April the Company closed the sale of the San Jose Mine in Mexico and announced entering into a share purchase agreement to sell its interest in Roxgold Sanu SA, owner of the Yaramoko mine in Burkina Faso. The sale of the Yaramoko Mine provides for cash consideration of $70 million and is subject to the payment of a cash dividend by Roxgold Sanu to Fortuna in the amount of $57.5 million prior to closing. Taken together, these two sales allow us to reallocate approximately $50 million in capital and management focus away from mine closures and toward higher-value opportunities that align more closely with our long-term strategy

Jorge A. Ganoza, President and CEO, commented, “Following a strong end to 2024, the Company delivered a new record quarter of free cash-flow from operations at $111.3 million. Quarter over quarter, we realized 8% higher gold prices with lower all-in-sustaining-costs, leading to an expanded free cash flow margin from ongoing operations of 38% compared to 31%.” Mr. Ganoza continued, “Furthermore, we are streamlining our portfolio by divesting high cost, short-life assets allowing us to direct capital and management’s focus towards higher-value opportunities, such as growing production at our most profitable mines.”

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First Quarter 2025 Consolidated Results

	Three months ended
(Expressed in millions)	December 31, 2024	March 31, 2025	March 31, 2024	% Change
Sales	274.0	290.1	200.9	44%
Mine operating income	107.2	115.9	69.6	67%
Operating income	62.1	91.9	48.3	90%
Attributable net income	11.3	58.5	26.3	122%
Net income from continuing operations	24.8	68.0	29.6	130%
Attributable net income from continuing operations	21.1	61.7	26.7	131%
Attributable earnings per share from continuing operations - basic	0.07	0.20	0.09	122%
Attributable earnings per share - basic	0.04	0.19	0.09	111%
Adjusted attributable net income[1]	37.9	62.1	27.5	126%
Adjusted EBITDA[1]	136.0	150.1	96.3	56%
Net cash provided by operating activities	150.3	126.4	48.9	158%
Free cash flow from ongoing operations[1]	85.5	111.3	17.3	545%
Cash cost ($/oz Au Eq)[1]	888	929	744	25%
All-in sustaining cash cost ($/oz Au Eq)[1,2]	1,690	1,640	1,385	18%
Capital expenditures[2]
Sustaining	49.5	24.1	32.4	(26%)
Sustaining leases	5.7	5.8	4.8	21%
Growth capital	12.1	15.4	5.4	185%
		March 31, 2025	December 31, 2024	% Change
Cash and cash equivalents and short term investments		309.4	231.3	34%
Net liquidity position (excluding letters of credit)		459.4	381.3	20%
Shareholder's equity attributable to Fortuna shareholders		1,460.2	1,403.9	4%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
Figures may not add due to rounding
Discontinued operations have been removed where applicable

First Quarter 2025 Results

Q1 2025 vs Q4 2024

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $929 in Q1 2025, an increase compared to $888 in Q4 2024. The increase is related to higher cost per ounce at Yaramoko due to lower head grades and higher cost per ounce at Lindero associated with lower production.

All-in sustaining costs per GEO from continuing operations was $1,640 in Q1 2025 compared to $1,690 in Q4 2024. AISC decreased $50 per GEO quarter over quarter mainly due to lower capital expenditures, partially offset by higher royalties from higher gold prices and higher share-based compensation driven by the increase in our share price in Q1 2025.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $61.7 million compared to $21.1 million in Q4 2024. The fourth quarter of 2024 was impacted by non-cash charges of $26.3 million related to a write-down of the Boussoura mineral property in Burkina Faso and a write-down of low-grade stockpiles at the Lindero Mine.

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After adjusting for impairment charges and other non-recurring items, adjusted attributable net income was $62.1 million or $0.20 per share compared to $37.9 million or $0.12 per share in Q4 2024. The increase was explained mainly by higher metal prices and a lower effective tax rate (“ETR”).  The realized gold price in Q1 2025 was $2,883 per ounce compared to $2,662 in Q4 2024.  The ETR for the quarter was 25% compared to 46% in Q4 2024 due to a 4% appreciation of the Euro vs the US Dollar in Q1 2025 compared to an 8% devaluation in Q4 2024. Other items impacting the quarter compared to Q4 2024 were higher general and administration expenses of $5.8 million, explained by an increase in share-based payments related to a 42% rise in our share price in Q1 2025. This was offset by a foreign exchange gain of $2.1 million compared to a loss of $10.4 million in Q4 2024.

Cash flow

Net cash generated by operations before working capital adjustments was $138.1 million or $0.45 per share. After adjusting for changes in working capital, net cash generated by operations for the quarter was $126.4 million compared to $150.3 million in Q4 2024. The decrease is mainly explained by negative changes in working capital in Q1 2025 of $11.6 million compared to positive $8.6 million in Q4 2024, total cash outflows associated with discontinued operations at San Jose in Q1 2025 of $9.9 million and higher taxes paid in Q1 2025.

Free cash flow from ongoing operations in Q1 2025 was $111.3 million, an increase of $25.8 million over the $85.5 million reported in Q4 2024. The increase was mainly due to lower sustaining capital expenditures of $20 million. Free cash flow, which includes growth capital and other one-time items was, $80.8 million.

Q1 2025 vs Q1 2024

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $929, compared to $744 in Q1 2024. This increase was mainly driven by higher cash costs at Séguéla and Yaramoko. The increase in cash cost at Séguéla was primarily due to higher stripping costs, consistent with the mine plan. At Yaramoko, the increase was mainly attributable to lower head grades. Additionally, cash costs rose at Lindero due to lower production volumes and the impact of the Argentine peso's appreciation over 2024.

All-in sustaining costs per gold equivalent ounce from continuing operations increased to $1,640 in Q1 2025 from $1,385 in Q1 2024. This increase primarily resulted from the higher cash cost per ounce discussed above, increased royalties due to the higher gold price, and higher share-based compensation driven by the rise in our share price in Q1 2025. These increases were partially offset by lower sustaining capital.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $61.7 million or $0.20 per share, compared to $26.7 million or $0.09 per share in Q1 2024.

The increase was primarily due to higher realized gold prices, which averaged $2,883 per ounce in Q1 2025 compared to $2,089 per ounce in Q1 2024, and higher sales volumes at Séguéla (up 12%) and Yaramoko (up 22%), driven by increased processed ore at both mines. This positive impact was partially offset by higher cash cost per ounce, mainly at Séguéla and Yaramoko.

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Other factors influencing the net income compared to Q1 2024 included higher depletion per ounce at Séguéla and Yaramoko, and higher general and administration expenses of $8.5 million, which were driven by an increase in share-based payments related to a 42% rise in our share price during Q1 2025.

Depreciation and Depletion

Depreciation and depletion increased by $11.8 million to $61.3 million compared to $49.5 million in the comparable period of 2024. The increase was primarily due to higher ounces sold at Séguéla and Yaramoko. Depreciation and depletion in the period included $18.5 million related to the purchase price allocation from the Roxgold acquisition.

Cash Flow

Net cash generated by operations for the quarter was $126.4 million compared to $48.9 million in Q1 2024. The increase is mainly explained by higher gold prices and higher volume sold at Séguéla and Yaramoko, and a lower negative change in working capital in Q1 2025 compared to Q1 2024.

Free cash flow from ongoing operations in Q1 2025 was $111.3 million, compared to $17.3 million reported in Q1 2024.  The increase was mainly due to higher net cash from operations as discussed above and lower sustaining capital expenditures of $7.6 million which reflect lower sustaining capital requirements in 2025.

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Séguéla Mine, Côte d’Ivoire

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes milled	444,004	394,837
Average tonnes crushed per day	4,933	4,339

Gold
Grade (g/t)	2.76	2.79
Recovery (%)	93	94
Production (oz)	38,500	34,556
Metal sold (oz)	38,439	34,450
Realized price ($/oz)	2,888	2,095

Unit Costs
Cash cost ($/oz Au)[1]	650	459
All-in sustaining cash cost ($/oz Au)[1]	1,290	948

Capital Expenditures ($000's)[2]
Sustaining	8,613	7,923
Sustaining leases	3,639	2,265
Growth capital	9,207	1,035
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the first quarter of 2025, mine production totaled 477,333 tonnes of ore, averaging 2.53 g/t Au, and containing an estimated 38,869 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 5,467,358 tonnes, for a strip ratio of 11.5:1. Mining continued to be focused on the Antenna, Koula, and Ancien Pits.

In the first quarter of 2025, Séguéla processed 444,004 tonnes of ore, producing 38,500 ounces of gold, at an average head grade of 2.76 g/t Au, a 12% increase and a 1% decrease, respectively, compared to the first quarter of 2024. Higher gold production was the result of higher tonnes processed due to throughput achievements in previous quarters. Mill throughput averaged 216 t/hr, 40% above name plate capacity.

Cash cost per gold ounce sold was $650 for the first quarter of 2025 compared to $459 for the first quarter of 2024. The increase in cash costs was a result of higher mining costs due to higher stripping requirements in line with the mine plan, and higher processing costs incurred.

All-in sustaining cash cost per gold ounce sold was $1,290 for the first quarter of 2025 compared to $948 in the same period of the previous year. The increase for the quarter was primarily the result of higher cash costs and higher sustaining capital from stripping and advancement of the stage 3 tailings lift to support higher production at Séguéla, as well as higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

Higher growth capital expenditures for the first quarter of 2025 compared to 2024 was primarily the result of relocation of a government communications antenna on the property at the mine site.

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Yaramoko Mine, Burkina Faso

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes milled	134,692	107,719

Gold
Grade (g/t)	7.81	8.79
Recovery (%)	97	98
Production (oz)	33,073	27,177
Metal sold (oz)	33,013	27,171
Realized price ($/oz)	2,881	2,095

Unit Costs
Cash cost ($/oz Au)[1]	1,059	752
All-in sustaining cash cost ($/oz Au)[1]	1,411	1,373

Capital Expenditures ($000's)[2]
Sustaining	1,517	10,983
Sustaining leases	982	1,050

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the first quarter of 2025, the Yaramoko Mine treated 134,692 tonnes of ore and produced 33,073 ounces of gold with an average gold head grade of 7.81 g/t, a 22% increase and 11% decrease, respectively, when compared to the same period in 2024. Lower grades were the result of stope sequencing which was offset by higher tonnes from increased underground production and the start of mining at the 109 Zone open pit.

The cash cost per ounce of gold sold for the quarter ended March 31, 2025, was $1,059 compared to $752 in the same period in 2024. Higher cash costs were the result of stripping and underground development costs being expensed as the mine is in its last year of production.

The all-in sustaining cash cost per gold ounce sold was $1,411 for the quarter ended March 31, 2025, compared to $1,373 in the same period of 2024, the increase is mainly due to higher cash costs and an increase in royalties from higher gold prices.

Subsequent to quarter end, the Company entered into a share purchase agreement to sell the Yaramoko Mine. The sale is expected to be completed in the second quarter of 2025.

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Lindero Mine, Argentina

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes placed on the leach pad	1,753,016	1,547,323

Gold
Grade (g/t)	0.55	0.60
Production (oz)	20,320	23,262
Metal sold (oz)	18,655	21,719
Realized price ($/oz)	2,877	2,072

Unit Costs
Cash cost ($/oz Au)[1]	1,147	1,008
All-in sustaining cash cost ($/oz Au)[1,3]	1,911	1,511

Capital Expenditures ($000's)[2]
Sustaining	12,362	9,807
Sustaining leases	582	598
Growth Capital	307	154

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the first quarter of 2025, a total of 1,753,016 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.55 g/t, containing an estimated 30,943 ounces of gold. Ore mined was 1.46 million tonnes, with a stripping ratio of 1.8:1.

Lindero’s gold production for the quarter was 20,320 ounces, comprised of 18,983 ounces in doré bars, 615 ounces contained in rich fine carbon, 39 ounces contained in copper precipitate, and 683 ounces contained in precipitated sludge. The 13% decrease in production compared to Q1 2024 was a result of lower grades and timing of leach kinetics.

The cash cost per ounce of gold for the quarter was $1,147 compared to $1,008 in the same period of 2024. The increase in cash cost per ounce of gold for the quarter was primarily due to the impact on operating costs of the appreciation of the Argentine peso over 2024 and lower ounces sold.

AISC per gold ounce sold during Q1 2025 was $1,911, compared to $1,511 in Q1 2024. Higher AISC was the result of higher cash costs as described above and higher sustaining capital as the site completed work on the leach pad expansion. AISC includes a $1.3 million investment gain (Q1 2024: $2.6 million) from cross border Argentine pesos denominated bond trades.

As of March 31, 2025, the leach pad expansion project was completed, with minor close-out activities and demobilization now taking place.

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Caylloma Mine, Peru

	Three months ended March 31,
	2025	2024
Mine Production
Tonnes milled	136,659	137,096
Average tonnes milled per day	1,553	1,540

Silver
Grade (g/t)	67	87
Recovery (%)	83	82
Production (oz)	242,993	315,460
Metal sold (oz)	250,284	325,483
Realized price ($/oz)	31.77	23.34

Gold
Grade (g/t)	-	0.12
Recovery (%)	-	29
Production (oz)	-	150
Metal sold (oz)	-	63
Realized price ($/oz)	-	2,024

Lead
Grade (%)	3.21	3.48
Recovery (%)	91	91
Production (000's lbs)	8,836	9,531
Metal sold (000's lbs)	9,199	9,825
Realized price ($/lb)	0.89	0.95

Zinc
Grade (%)	5.01	4.46
Recovery (%)	91	90
Production (000's lbs)	13,772	12,183
Metal sold (000's lbs)	13,826	12,466
Realized price ($/lb)	1.29	1.11

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	12.80	11.61
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.74	17.18

Capital Expenditures ($000's)[3]
Sustaining	1,615	3,735
Sustaining leases	631	906
Growth Capital	249	-

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the first quarter of 2025, the Caylloma Mine produced 242,993 ounces of silver at an average head grade of 67 g/t, a 23% decrease when compared to the same period in 2024.

Lead and zinc production for the quarter was 8.8 million pounds and 13.8 million pounds, respectively. Head grades averaged 3.21% and 5.01%, an 8% decrease and 12% increase, respectively, when compared

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to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

The cash cost per silver equivalent ounce sold in the first quarter of 2025 was $12.80 compared to $11.61 in the same period in 2024. The higher cost per ounce for the quarter was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the first quarter of 2025 increased 9% to $18.74, compared to $17.18 for the same period in 2024. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices and higher workers’ participation costs.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three months ended March 31, 2025 (“Q1 2025 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The Q1 2025 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile.

The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to the 2024 MD&A for details of the change.

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●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations have been removed from the comparable figures. The method of calculation has not been changed except as described above.

Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for March 31, 2025

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at March 31, 2025
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents and Short Term Investments	(309.4)
Total net debt[1]	(136.9)
Adjusted EBITDA (last four quarters)	529.0
Total net debt to adjusted EBITDA ratio	(0.3):1
[1] Excluding letters of credit

Reconciliation of net income to adjusted attributable net income for the three months ended December 31, 2024, and for the three months ended March 31, 2025 and 2024

Consolidated (in millions of US dollars)	December 31, 2024	March 31, 2025	March 31, 2024
Net income attributable to shareholders	11.3	58.5	26.3
Adjustments, net of tax:
Discontinued operations	9.7	3.2	0.5
Write off of mineral properties	12.9	–	–
Inventory adjustment	3.6	(0.1)	–
Other non-cash/non-recurring items	0.4	0.5	0.7
Attributable Adjusted Net Income	37.9	62.1	27.5
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration
Figures may not add due to rounding

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Reconciliation of net income to adjusted EBITDA for the three months ended December 31, 2024 and the three months ended March 31, 2025 and 2024

Consolidated (in millions of US dollars)	December 31, 2024	March 31, 2025	March 31, 2024
Net income	15.1	64.8	29.1
Adjustments:
Discontinued operations	9.7	3.2	0.5
Inventory adjustment	3.2	(0.1)	-
Net finance items	5.7	3.0	5.8
Depreciation, depletion, and amortization	60.0	51.7	49.9
Income taxes	32.8	22.2	15.4
Write off of mineral properties	14.5	-	-
Other non-cash/non-recurring items	(5.0)	5.3	(4.4)
Adjusted EBITDA	136.0	150.1	96.3

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended December 31, 2024 and the three months ended March 31, 2025 and 2024

Consolidated (in millions of US dollars)	December 31, 2024	March 31, 2025	March 31, 2024

Net cash provided by operating activities	150.3	126.4	48.9
Additions to mineral properties, plant and equipment	(61.9)	(39.6)	(41.3)
Payments of lease obligations	(5.7)	(6.0)	(4.7)
Free cash flow	82.7	80.8	2.9
Growth capital	10.3	15.4	5.5
Discontinued operations	(6.7)	11.4	8.4
Closure and rehabilitation provisions	0.3	-	-
Gain on blue chip swap investments	1.4	1.3	2.6
Other adjustments	(2.5)	2.4	(2.1)
Free cash flow from ongoing operations	85.5	111.3	17.3

Figures may not add due to rounding

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Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three months ended December 31, 2024 and the three months ended March 31, 2025 and 2024

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2024	Lindero	Yaramoko	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	47,380	40,610	58,956	19,866	166,814
Inventory adjustment	(4,704)	1,487	—	—	(3,217)
Depletion, depreciation, and amortization	(13,314)	(12,783)	(28,828)	(4,295)	(59,220)
Royalties and taxes	(79)	(5,346)	(6,377)	(222)	(12,024)
By-product credits	(973)	—	—	—	(973)
Other	—	—	—	(1,624)	(1,624)
Treatment and refining charges	—	—	—	2,965	2,965
Cash cost applicable per gold equivalent ounce sold	28,310	23,968	23,751	16,690	92,719
Ounces of gold equivalent sold	26,629	29,509	36,384	11,863	104,385
Cash cost per ounce of gold equivalent sold ($/oz)	1,063	812	653	1,407	888
Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2025	Lindero	Yaramoko	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	31,805	59,577	65,425	17,463	174,272
Depletion, depreciation, and amortization	(9,799)	(16,900)	(30,310)	(4,369)	(61,378)
Royalties and taxes	(94)	(7,729)	(10,133)	(240)	(18,196)
By-product credits	(731)	-	-	-	(731)
Other	123	-	-	(659)	(536)
Treatment and refining charges	-	-	-	50	50
Cash cost applicable per gold equivalent ounce sold	21,304	34,948	24,982	12,245	93,479
Ounces of gold equivalent sold	18,580	33,013	38,439	10,542	100,574
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	1,059	650	1,162	929
Gold equivalent was calculated using the realized prices for gold of $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	34,049	34,951	45,209	17,105	131,314
Depletion, depreciation, and amortization	(11,580)	(10,215)	(23,916)	(3,824)	(49,535)
Royalties and taxes	(253)	(4,293)	(5,472)	(354)	(10,372)
By-product credits	(424)	-	-	-	(424)
Other	1	-	-	(331)	(330)
Treatment and refining charges	-	-	-	1,231	1,231
Cash cost applicable per gold equivalent ounce sold	21,793	20,443	15,821	13,827	71,884
Ounces of gold equivalent sold	21,628	27,171	34,450	13,306	96,556
Cash cost per ounce of gold equivalent sold ($/oz)	1,008	752	459	1,039	744
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn
Figures may not add due to rounding

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Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold for the three months ended March 31, 2024 and the three and twelve months ended March 31, 2025 and 2024

AISC Per Gold Equivalent Ounce Sold - Q4 2024	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,310	23,968	23,751	16,690	—	92,719
Inventory net realizable value adjustment	—	(829)	—	—	—	(829)
Royalties and taxes	79	5,346	6,377	222	—	12,024
Worker's participation	—	—	—	1,733	—	1,733
General and administration	3,026	503	2,549	1,391	9,666	17,135
Total cash costs	31,415	28,988	32,677	20,036	9,666	122,782
Sustaining capital[1]	19,869	9,430	17,396	8,338	—	55,033
Blue chips gains (investing activities)[1]	(1,406)	—	—	—	—	(1,406)
All-in sustaining costs	49,878	38,418	50,073	28,374	9,666	176,409
Gold equivalent ounces sold	26,629	29,509	36,384	11,863	—	104,385
All-in sustaining costs per ounce	1,873	1,302	1,376	2,392	—	1,690
Gold equivalent was calculated using the realized prices for gold of $2,661/oz Au, $31.3/oz Ag, $2,009/t Pb, and $3,046/t Zn for Q4 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q1 2025	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,304	34,948	24,982	12,245	-	93,479
Royalties and taxes	94	7,729	10,133	240	-	18,196
Worker's participation	-	-	-	739	-	739
General and administration	2,480	1,394	2,224	2,455	15,374	23,927
Total cash costs	23,878	44,071	37,339	15,679	15,374	136,341
Sustaining capital[1]	12,944	2,499	12,252	2,246	-	29,941
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	-	(1,319)
All-in sustaining costs	35,503	46,570	49,591	17,925	15,374	164,963
Gold equivalent ounces sold	18,580	33,013	38,439	10,542	-	100,574
All-in sustaining costs per ounce	1,911	1,411	1,290	1,700	-	1,640
Gold equivalent was calculated using the realized prices for gold of $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.
Figures may not add due to rounding
[1] Presented on a cash basis

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AISC Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,793	20,443	15,821	13,827	-	71,884
Royalties and taxes	253	4,293	5,472	354	-	10,372
Worker's participation	-	-	-	417	-	417
General and administration	2,879	550	1,168	1,219	10,649	16,465
Total cash costs	24,925	25,286	22,461	15,817	10,649	99,138
Sustaining capital[1]	10,405	12,033	10,188	4,641	-	37,267
Blue chips gains (investing activities)[1]	(2,648)	-	-	-	-	(2,648)
All-in sustaining costs	32,682	37,319	32,649	20,458	10,649	133,757
Gold equivalent ounces sold	21,628	27,171	34,450	13,306	-	96,556
All-in sustaining costs per ounce[2]	1,511	1,373	948	1,538	-	1,385
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn
Figures may not add due to rounding
[1] Presented on a cash basis

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended December 31, 2024 and for the three months ended March 31, 2025 and 2024

Cash Cost Per Silver Equivalent Ounce Sold - Q4 2024	Caylloma
Cost of sales	19,866
Depletion, depreciation, and amortization	(4,295)
Royalties and taxes	(222)
Other	(1,624)
Treatment and refining charges	2,965
Cash cost applicable per silver equivalent sold	16,690
Ounces of silver equivalent sold[1]	1,009,804
Cash cost per ounce of silver equivalent sold ($/oz)	16.53
[1] Silver equivalent sold for is calculated using a silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2025	Caylloma
Cost of sales	17,463
Depletion, depreciation, and amortization	(4,369)
Royalties and taxes	(240)
Other	(659)
Treatment and refining charges	50
Cash cost applicable per silver equivalent sold	12,245
Ounces of silver equivalent sold[1]	956,640
Cash cost per ounce of silver equivalent sold ($/oz)	12.80
[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

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Cash Cost Per Silver Equivalent Ounce Sold - Q1 2024	Caylloma
Cost of sales	17,105
Depletion, depreciation, and amortization	(3,824)
Royalties and taxes	(354)
Other	(331)
Treatment and refining charges	1,231
Cash cost applicable per silver equivalent sold	13,827
Ounces of silver equivalent sold[1]	1,190,990
Cash cost per ounce of silver equivalent sold ($/oz)	11.61
[1] Silver equivalent is calculated using a s silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended December 31, 2024 and for the three months ended March 31, 2025 and 2024

AISC Per Silver Equivalent Ounce Sold - Q4 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,690
Royalties and taxes	222
Worker's participation	1,733
General and administration	1,391
Total cash costs	20,036
Sustaining capital[3]	8,338
All-in sustaining costs	28,374
Silver equivalent ounces sold[1]	1,009,804
All-in sustaining costs per ounce[2]	28.10
1 Silver equivalent sold for is calculated using a silver to lead ratio of 1:34.3 pounds, and silver to zinc ratio of 1:22.6 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q1 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,245
Royalties and taxes	240
Worker's participation	739
General and administration	2,455
Total cash costs	15,679
Sustaining capital[3]	2,246
All-in sustaining costs	17,925
Silver equivalent ounces sold[1]	956,640
All-in sustaining costs per ounce[2]	18.74
1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

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AISC Per Silver Equivalent Ounce Sold - Q1 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,827
Royalties and taxes	354
Worker's participation	417
General and administration	1,219
Total cash costs	15,817
Sustaining capital[3]	4,641
All-in sustaining costs	20,458
Silver equivalent ounces sold[1]	1,190,990
All-in sustaining costs per ounce[2]	17.18
1 Silver equivalent is calculated using a s silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the unaudited condensed interim financial statements of the Company for the three months ended March 31, 2025 and 2024  and accompanying Q1 2025 MD&A, which are available for download on the Company’s website, www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, May 8, 2025, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/52367 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, May 8, 2025

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 794316

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 52367

Playback of the earnings call will be available until Thursday, May 22, 2025. Playback of the webcast will be available until Friday, May 8, 2026. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties;  statements regarding the completion of the sale of the Yaramoko Mine and the anticipated benefits to the Company of the sale of the San Jose Mine and the pending sale of the Yaramoko Mine; statements referring to a zero-harm work environment; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor

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and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; expectations regarding the Company completing the sale of the Yaramoko  Mine on the basis consistent with the Company’s current expectations; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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